Pricing Term Sheet	Filed pursuant to Rule 433
dated as of September 9, 2008	Registration File No. 333-132434
Supplementing the Preliminary
Prospectus Supplements
dated September 4, 2008 and the
Prospectuses dated September 4, 2008

Tyson Foods, Inc.

Concurrent Offerings of

20,000,000 Shares of Class A Common Stock, par value $0.10 per share

(the “Common Stock Offering”)

and

$450,000,000 aggregate principal amount of

3.25% Convertible Senior Notes due 2013

(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated September 4, 2008 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated September 4, 2008 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein and (iii) the related base prospectus dated September 4, 2008, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-132434.

Issuer:	Tyson Foods, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	TSN / The New York Stock Exchange (“NYSE”).

S&P Rating:	Corporate family rating downgraded to “BB” with negative outlook.

Trade Date:	September 9, 2008.

Settlement Date:	September 15, 2008.

Common Stock Offering

Title of Securities:	Class A common stock, par value $0.10 per share, of the Issuer.

Shares Offered and Sold:	20,000,000 (or 23,000,000 if the underwriters exercise their over-allotment option in full).

Public Offering Price:	$12.75 per share / $255 million total.

Underwriting Discounts and Commissions:	$0.5418 per share / $10.836 million total.

Proceeds, Before Expenses, to the Issuer:	$12.2082 per share / $244.164 million total.

Use of Proceeds:	The Issuer estimates that the net proceeds from the Common Stock Offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $244.164 million (or approximately $280.789 million if the underwriters exercise their over-allotment option in full). The Issuer intends to apply the net proceeds from the Common Stock Offering, together with the net proceeds from the Convertible Senior Notes Offering described below, as follows: (i) towards the repayment of the Issuer’s borrowings under its accounts receivable securitization and (ii) for other general corporate purposes.

Commissions and Discounts:	The underwriters have advised the Issuer that they propose initially to offer the shares to the public at the Public Offering Price, and to dealers at that price less a concession not in excess of $0.3250 per share.

Joint Book-Running Managers:	J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Co-Managers:	Barclays Capital Inc., Rabo Securities USA, Inc., SunTrust Robinson Humphrey, Inc., Citigroup Global Markets Inc., Mizuho Securities USA Inc., Scotia Capital (USA) Inc., Wachovia Capital Markets, LLC, BNP Paribas Securities Corp., Daiwa Securities America Inc., Lazard Capital Markets LLC, Credit Suisse Securities (USA) LLC, D.A. Davidson & Co., Goldman, Sachs & Co., HSBC Securities (USA) Inc., ING Financial Markets LLC, Morgan Stanley & Co. Incorporated and U.S. Bancorp Investments, Inc.

Convertible Senior Notes Offering

Notes:	3.25% Convertible Senior Notes due 2013.

Aggregate Principal Amount Offered:	$450,000,000 aggregate principal amount of Notes (excluding the underwriters’ option to purchase up to $67,500,000 of additional aggregate principal amount of Notes to cover over-allotments, if any).

Public Offering Price:	$1,000 per Note / $450 million total.

Underwriting Discounts and Commissions:	$25.00 per Note / $11.25 million total.

Proceeds, Before Expenses, to the Issuer:	$975.00 per Note / $438.75 million total.

Maturity:	The notes will mature on October 15, 2013, subject to earlier repurchase or conversion.

Annual Interest Rate:	3.25% per annum.

Interest Payment Dates:	Interest will accrue from September 15, 2008, and will be payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2009, to the person in whose name a Note is registered at the close of business on April 1 or October 1, as the case may be, immediately preceding the relevant interest payment date.

NYSE Closing Stock Price on September 9, 2008:	$13.02 per share of the Issuer’s Class A common stock.

Reference Price:	$12.75 per share of the Issuer’s Class A common stock, the Public Offering Price per share in the Common Stock Offering.

Conversion Premium:	32.5% above the Reference Price.

Initial Conversion Price:	Approximately $16.89 per share of Class A common stock.

Initial Conversion Rate:	59.1935 shares of Class A common stock per $1,000 principal amount of Notes.

Conversion Trigger Price:	Approximately $21.96, which is 130% of the Initial Conversion Price.

Conversion Upon Satisfaction of Trading Price Condition:	The following sentence replaces the last sentence of the second paragraph under “Description of notes—Conversion upon satisfaction of trading price condition” in the preliminary prospectus supplement dated September 4, 2008 for the Convertible Senior Notes Offering: If the Issuer does not so instruct the bid solicitation agent to obtain bids when required, the trading price per $1,000 principal amount of the Notes will be deemed to be less than 98% of the product of the last reported sale price of the Issuer’s Class A common stock and the applicable conversion rate on each day the Issuer fails to do so.

Use of Proceeds:	The Issuer estimates that the proceeds from the Convertible Senior Notes Offering will be approximately $438.750 million (or approximately $504.563 million if the underwriters exercise their option to purchase additional Notes in full), after deducting fees and before estimated offering expenses. The Issuer expects to use (i) a portion of the net proceeds for the cost of the convertible note hedge transactions and (ii) any remaining proceeds, together with the net proceeds from the Common Stock Offering, towards the repayment of the Issuer’s borrowings under its accounts receivable securitization and for other general corporate purposes.

Total Gross Proceeds:	The Issuer expects to raise approximately $705 million in aggregate gross proceeds from the Common Stock Offering and Convertible Senior Notes Offering.

Commissions and Discounts:	The underwriters have advised the Issuer that they propose initially to offer the Notes at a price of 100% of the principal amount of Notes, plus accrued interest from the original issue date of the Notes, if any, and to dealers at a price less a concession not in excess of 1.50% of the principal amount of the Notes, plus accrued interest from the original issue date of the Notes, if any. The following table shows the Public Offering Price, underwriting discount and proceeds before expenses (which expenses, not including the underwriting discount, are estimated to be $1,243,000 and are payable by the Issuer) to the Issuer. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option. The underwriters have agreed to reimburse certain of the Issuer’s offering expenses.

	Per Note	Without Option	With Option
Public offering price	$1,000	$450,000,000	$517,500,000
Underwriting discount	$25	$11,250,000	$12,937,500
Proceeds, before expenses, to the Issuer	$975	$438,750,000	$504,562,500

FINRA Regulations:	Morgan Stanley & Co. Incorporated has agreed to act as qualified independent underwriter for the offering.

Joint Book-Running Managers:	J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Co-Managers:	Barclays Capital Inc., Rabo Securities USA, Inc., SunTrust Robinson Humphrey, Inc., Citigroup Global Markets Inc., Mizuho Securities USA Inc., Scotia Capital (USA) Inc., Wachovia Capital Markets, LLC, BNP Paribas Securities Corp., Daiwa Securities America Inc., Lazard Capital Markets LLC, Credit Suisse Securities (USA) LLC, D.A. Davidson & Co., Goldman, Sachs & Co., HSBC Securities (USA) Inc., ING Financial Markets LLC, Morgan Stanley & Co. Incorporated and U.S. Bancorp Investments, Inc.

CUSIP Number:	902494 AP8

Convertible Note Hedge and Warrant Transactions:	The convertible note hedge transactions cover, subject to customary anti-dilution adjustments, approximately 26.637 million shares of the Issuer’s Class A common stock. The warrants issued to affiliates of the underwriters of the Notes cover, subject to customary anti-dilution adjustments, approximately 26.637 million shares of the Issuer’s Class A common stock. The cost of the convertible note hedge transactions, after being partially offset by the proceeds from the sale of the warrants, was $48.375 million. If the underwriters exercise their over-allotment option to purchase additional Notes, the Issuer will use a portion of the net proceeds from the sale of the additional Notes to increase the size of the convertible note hedge transactions and the Issuer will sell additional warrants.

Fundamental Change:

The following sentence replaces the third full paragraph under “Description of notes—Fundamental change permits holders to require us to purchase notes” in the preliminary prospectus supplement dated September 4, 2008 for the Convertible Senior Notes Offering: A fundamental change as a result of clause (3) of the definition thereof will not be deemed to have occurred if 100% of the consideration received or to be received by the Issuer’s Class A common stockholders, excluding cash payments for fractional shares, in connection with the transaction or transactions constituting the fundamental change consists of common stock traded on a national securities exchange or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the Notes become convertible into such publicly traded securities, excluding cash payments for fractional shares (subject to the provisions set forth under “Description of notes—Conversion rights—Payment upon conversion” in the preliminary prospectus supplement dated September 4, 2008 for the Convertible Senior Notes Offering).

The following replaces clause (5) of the definition of “fundamental change” set forth in “Description of notes—Fundamental change permits holders to require us to purchase notes” in the preliminary prospectus supplement dated September 4, 2008 for the Convertible Senior Notes Offering: “the Issuer’s Class A common stock (or other common stock into which the Notes are then convertible) ceases to be listed or quoted on a national securities exchange in the United States, except as a result of a merger to which the Issuer is party or a tender offer or exchange offer for the Issuer’s Class A common stock or other common stock into which the notes are then convertible.”

Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change:

If a “make-whole fundamental change” occurs and a holder elects to convert its Notes in connection with such make-whole fundamental change, the Issuer will, under certain circumstances, increase the conversion rate for the Notes so surrendered for conversion by a number of additional shares of Class A common stock (the “additional shares”), as described in “Description of notes—Adjustment to shares delivered upon conversion upon a make-whole fundamental change” in the preliminary prospectus supplement dated September 4, 2008 for the Convertible Senior Notes Offering. A “make-whole fundamental change” means a “fundamental change” (as defined in “Description of notes—Fundamental change permits holders to require us to purchase notes” in the preliminary prospectus supplement dated September 4, 2008 for the Convertible Senior Notes Offering but as modified by the provisions opposite the caption “Fundamental Change” above) determined after giving effect to any exceptions or exclusions to such definition, but without regard to the proviso in the third clause of the definition thereof. The foregoing definition replaces the definition of “make-whole fundamental change” set forth in “Description of notes—Adjustment to shares delivered upon a make-whole fundamental change” in the preliminary prospectus supplement dated September 4, 2008 for the Convertible Senior Notes Offering. In addition, the reference to the “second clause” of the definition of fundamental change in the second sentence under the caption “Description of notes—Adjustment to shares delivered upon a make-whole fundamental change” in the preliminary prospectus supplement dated September 4, 2008 for the Convertible Senior Notes Offering is hereby replaced with a reference to “third clause” of the definition of fundamental change.

The following table sets forth the amount if any by which the conversion rate per $1,000 principal amount of Notes will increase for each stock price and effective date set forth below:

	Stock Price
Effective Date	$12.75	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00	$75.00	$100.00
September 15, 2008	19.2378	13.8510	10.1538	7.8110	5.1794	3.8318	2.5411	1.9605	1.2842	0.9678
October 15, 2009	19.2378	13.4137	9.7924	7.0764	4.4749	3.2220	2.1048	1.6206	1.0648	0.8029
October 15, 2010	19.2378	12.8107	8.6205	6.1315	3.6158	2.5066	1.6177	1.2510	0.8273	0.6242
October 15, 2011	19.2378	11.8944	7.3693	4.8388	2.5354	1.6709	1.0837	0.8465	0.5619	0.4214
October 15, 2012	19.2378	10.1590	5.2645	2.8774	1.2011	0.7874	0.5538	0.4435	0.2983	0.2252
October 15, 2013	19.2378	7.4732	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year.

•	If the stock price is greater than $100.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $12.75 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 78.4313 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the applicable conversion rate as set forth under “Description of notes—Conversion rate adjustments” in the preliminary prospectus supplement dated September 4, 2008 for the Convertible Senior Notes Offering.

The Issuer has filed a registration statement (including prospectuses each dated as of September 4, 2008 and preliminary prospectus supplements dated September 4, 2008) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained by calling J.P. Morgan Securities Inc. toll-free at 866-430-0686 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 866-500-5408.

This communication should be read in conjunction with the preliminary prospectus supplements dated September 4, 2008 and the accompanying prospectuses. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectuses to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.